December 31, 2009

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a Preliminary Information Statement (the “Statement”). The Statement is filed pursuant to Rule 14c-101 promulgated under the Securities Exchange Act of 1934.  The purpose of the Statement is to provide information to shareholders of the Dunham Small Cap Growth Fund, a series of the Trust, as required by the “Manager of Managers” Exemptive Order upon which the Trust relies.

 If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP